September 12, 2002

02 SEP 13 AM 11:45

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

SUPPL

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER INC.

- *Montréal, February 12, 2002* – Bombardier announces that Bombardier Aerospace is on target with 370 aircraft deliveries
- *Montréal, February 19, 2002* – Bombardier announces $150 million offering of preferred shares
- *Montréal, February 21, 2002* – Bombardier increases the size of its preferred shares offering in response to demand

dlw
9/16

- *Montréal, March 8, 2002* – Bombardier announces closing of preferred shares offering
- *Montréal, April 8, 2002* – Appointments at Bombardier
- *Montréal, April 25, 2002* – Bombardier announces closing of notes offering in the United States
- *Montréal, May 14, 2002* – Bombardier announces the closing of two notes offerings in Europe
- *Montréal, June 4, 2002* – Bombardier charts the course for growth
- *Montréal, June 18, 2002* – Bombardier decides not to proceed further with Fairchild Dornier
- *Montréal, June 19, 2002* – Bombardier announces share conversion privilege and dividend rate reset of Series 2 Preferred Shares
- *Montréal, July 5, 2002* – Bombardier announces the filing of a claim against DaimlerChrysler
- *Montréal, July 10, 2002* – Bombardier announces closing of a 3.75 billion Euro syndicated credit facility
- *Montréal, July 11, 2002* – Bombardier announces dividend rate applicable to its Series 3 Preferred Shares

BOMBARDIER AEROSPACE

- *Montréal, February 5, 2002* – Bombardier Aerospace launches Global 5000 Business Jet
- T*oronto, February 21, 2002* – John Giraudy appointed President of Bombardier Regional Aircraft

- *Toronto, March 18, 2002* – Bombardier signs new customer in central Europe as Malev Hungarian Airlines orders CRJ200

- *Toronto, April 2, 2002* – Bombardier signs industry-leading maintenance contract with Northwest Airlines

- *Montréal, May 3, 2002* – Bombardier employees to return to work

- *Toronto, May 14, 2002* – Bombardier customer Delta Connection signs for three more Bombardier CRJ200 Regional Jets

- *Toronto, June 4, 2002* – Bombardier Aerospace signs Atlantic Coast Airlines for 25 CRJ200 aircraft

- *London, U.K., July 21, 2002* – Bombardier Aerospace unveils high performance Learjet 40 and 45 XR Business Jets

- *Farnborough, July 22, 2002* – Bombardier Aerospace announces additional three-aircraft CRJ order from Delta connection

- *Farnborough, U.K., July 24, 2002* – Bombardier announces follow-on CRJ order from Malev Hungarian Airlines

BOMBARDIER TRANSPORTATION

- *Montréal, February 14, 2002* – Bombardier signs a contract worth up to $962 million for the supply of diesel-electric multiple unit cars for the United Kingdom

- *Montréal, March 11, 2002* – Bombardier wins a $1.49 billion order for electric multiple units in the UK

- *Berlin, April 10, 2002* – Bombardier: Peter Witt chairman of the managing boards in Germany

- *Montréal, May 3, 2002* – Bombardier wins rail transportation orders in the United States and Italy for a total value of $1.13 billion cdn

- *Montréal, May 8, 2002* – Bombardier set to embark on multi-billion pound programme for London's underground in the U.K.

- *Montréal, May 13, 2002* – Bombardier wins a $144-million order for high-speed trains in Germany

- *Montréal, May 11, 2002* – Bombardier receives a $185-million order for electric multiple units in Australia

- *Toronto, May 30, 2002* – Vote to strike at Bombardier Transportation Toronto maintenance facility

- *Montréal, June 5 2002* – Bombardier wins $157-million order for low-floor trams in Germany

- *Montréal, June 10, 2002* – Bombardier receives a $121-million order for the supply of diesel multiple units for the United Kingdom

- *Montréal, June 20, 2002* – Bombardier receives a $117-million order for a light rail transit system in Turkey

- *Montréal, June 21, 2002* – Bombardier wins $757-million order for Electrostar trains in the United Kingdom

- *Berlin, July 18, 2002* – Bombardier informs workers' councils of the need to reassess level of activity in Germany

- *Montréal, July 24, 2002* – Bombardier has been selected for the supply and associated maintenance of 180 suburban electrostars worth $561 million for Connex in the UK

BOMBARDIER RECREATIONAL PRODUCTS

- *Montréal, May 14, 2002* – Bombardier has reached a settlement with Yamaha on litigation involving personal watercraft

May I kindly ask you to acknowledge receipt of the enclosed documents by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl

c.c.: Christopher Hilbert – Sidley Austin Brown & Wood

* * * * * * *

We hereby acknowledge receipt of the above letter.

Signed in _____________, this ___ day of _______, 2002.

____
Name:
Title:

PRESS RELEASE

02 SEP 13 AM 11:56

BOMBARDIER

BOMBARDIER ANNOUNCES THAT BOMBARDIER AEROSPACE IS ON TARGET WITH 370 AIRCRAFT DELIVERIES

Montréal, Feb. 12, 2002 — Bombardier Inc. today announced that Bombardier Aerospace delivered 370 aircraft for its fiscal year ended Jan. 31, 2002. This compares to 370 aircraft in the previous fiscal year and is in line with the announcement made on Nov. 28, 2001.

Deliveries in the regional aircraft segment totalled 206 aircraft compared to 157 for the same period last year. Deliveries of the Bombardier CRJ* Series 100 and 200 reached 136 compared to 103 during 2000-2001. As well, 29 of the new 70-seat Bombardier CRJ700* aircraft were delivered compared to two. Deliveries of turboprops reached 41 compared with 52, as follows: 3 Bombardier Q100* and 200 compared to 7, 15 Bombardier Q300* compared to 17 and 23 Bombardier Q400* compared to 28.

In the business aircraft segment, 162 units were delivered compared to 203 for the same period last year. Deliveries of business aircraft were as follows:
21 Bombardier Global Express* compared to 36, 45 Bombardier Challenger* 604 compared to 38, 26 Bombardier Learjet* 60 compared to 36, 54 Bombardier Learjet 45 compared to 67 and 16 Bombardier Learjet 31A compared to 26.

Furthermore, 2 Bombardier Canadair 415* amphibious aircraft were delivered during fiscal year 2001-2002 compared to 10 the previous year.

Bombardier's financial results for the year ended Jan. 31, 2002 will be released on Mar. 19, 2002.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design, and manufacture of innovative aviation products and services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet* fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for the fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

* Trademarks of Bombardier Inc.

For information Dominique Dionne
Director, Public Relations and Communication
(514) 861-9481

PRESS RELEASE

BOMBARDIER

BOMBARDIER ANNOUNCES $150 MILLION OFFERING OF PREFERRED SHARES

Montréal, – Feb. 19, 2002 – Bombardier Inc. has announced that it has entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc. and Scotia Capital Inc., and including National Bank Financial Inc. and BMO Nesbitt Burns Inc., under which they have agreed to buy, and sell to the public, 6 million 6.25% Series 4 Cumulative Redeemable Preferred Shares at $25.00 per share to raise gross proceeds of $150 million.

Bombardier has also granted to the underwriters an option, exercisable in whole or in part at any time prior to closing, to purchase up to an additional 2 million Series 4 Preferred Shares at the same offering price. The maximum gross proceeds raised under the offering will be $200 million should the underwriters' option be exercised in full. Closing is expected to occur on or about March 8, 2002.

The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of securities in the U.S. and any public offering of securities in the U.S. will be made by means of a prospectus.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for the fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

For Information: Michel Lord
Vice President, Investor Relations
(5614) 861-9481

Dominique Dionne
Director, Public Relations
and Communication
(514) 861-9481

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

http://www.bombardier.com

PRESS RELEASE

BOMBARDIER

BOMBARDIER INCREASES THE SIZE OF ITS PREFERRED SHARES OFFERING IN RESPONSE TO DEMAND

Montréal, Feb. 21, 2002 – Bombardier Inc. has announced that it has accepted the proposal of its syndicate of underwriters, due to favourable demand, to increase the size of its previously announced public offering of 6.25% Series 4 Cumulative Redeemable Preferred Shares from 6 million to 8 million shares, at $25.00 per share, for total gross proceeds of $200 million. The offering is being made through a syndicate led by CIBC World Markets Inc. and Scotia Capital Inc. including National Bank Financial Inc. and BMO Nesbitt Burns Inc.

Bombardier has also granted the underwriters an option, exercisable in whole or in part at any time prior to closing, to purchase up to an additional 2 million Series 4 Preferred Shares at the same offering price. The maximum gross proceeds raised under the offering will be $250 million should the underwriters' option be exercised in full. Closing is expected to occur on or about Mar. 8, 2002.

Bombardier and the syndicate of underwriters have entered into a definitive underwriting agreement in respect of the offering and a preliminary prospectus will be filed today in all provinces of Canada.

The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of securities in the U.S. and any public offering of securities in the U.S. will be made by means of a prospectus.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for the fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

For information

Michel Lord
Vice President, Investor Relations
(514) 861-9481

Dominique Dionne
Director, Public Relations and Communication
(514) 861-9481

PRESS RELEASE

02 SEP 13 AM 11:56

BOMBARDIER

BOMBARDIER ANNOUNCES CLOSING OF PREFERRED SHARES OFFERING

Montréal, March 8, 2002 – Bombardier Inc. has announced today that it successfully closed the previously announced public offering consisting of 9.4 million 6.25% Series 4 Cumulative Redeemable Preferred Shares, for total gross proceeds of $235 million, which includes 1.4 million additional shares issued as a result of the Underwriters exercising their option. The offering is being made through a syndicate led by CIBC World Markets Inc. and Scotia Capital Inc., including National Bank Financial Inc. and BMO Nesbitt Burns Inc.

The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of securities in the U.S. and any public offering of securities in the U.S. will be made by means of a prospectus.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for the fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

For information Michel Lord
Vice President, Investor Relations
(514) 861-9481

Dominique Dionne
Director, Public Relations and Communications
(514) 861-9481

PRESS RELEASE

BOMBARDIER

APPOINTMENTS AT BOMBARDIER

Montréal, April 8, 2002 — Bombardier Inc. announced the following appointments, effective April 8, 2002.

Yvon Turcot, currently Vice President, Public Affairs is appointed to the position of Senior Vice President, Public Affairs, responsible for corporate communications, public and government relations.

Richard Bradeen, currently Vice President, Corporate Audit and Risk Assessment, is appointed to the position of Vice President responsible for Amphibious Aircraft, Defence Services and the Belfast City Airport in Northern Ireland.

Carole Lamarche, currently Vice President, Finance is appointed to the position of Vice President, Corporate Audit and Risk Assessment.

Dominique Dionne, currently Director, Public Relations and Communication, is appointed to the position of Vice President, Public Relations and Communication, and will report to Yvon Turcot.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For Information

Dominique Dionne
Vice President, Public Affairs and Communication
(514) 861-9481

PRESS RELEASE

02 SEP 13 AM 11:56

BOMBARDIER

BOMBARDIER ANNOUNCES CLOSING OF NOTES OFFERING IN THE UNITED STATES

Montréal, April 25, 2002 – Bombardier Inc. announced the closing on April 23, in the United States of a $550 million US 10-year notes offering, redeemable at the option of the Corporation.

In response to strong demand, Bombardier increased the size of the offering, initially planned for $500 million US, to $550 million US. About 85% of the offering was subscribed by U.S.-based investors and the balance by investors from the United Kingdom, Europe and Asia.

"The remarkable worldwide response to the offering shows investors' great confidence in Bombardier," said François Lemarchand, Vice President and Treasurer of Bombardier.

The offering was made through a joint syndicate led by Deutsche Bank Securities Inc. and UBS Warburg LLC, including Banc of America Securities LLC, Banc One Capital Markets, Inc., Credit Suisse First Boston, JPMorgan, Salomon Smith Barney and Wachovia Securities.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

http://www.bombardier.com

PRESS RELEASE

BOMBARDIER

BOMBARDIER ANNOUNCES THE CLOSING OF TWO NOTES OFFERINGS IN EUROPE

Montréal, May 14, 2002 –Bombardier announces today the closing of two notes offerings in Europe, namely:

- a notes offering of □500 million due May 14, 2007, at the rate of 6.125%, per annum
- a notes offering of £300 million due May 14, 2009, at the rate of 6.75%, per annum

Both issues were offered by Bombardier Capital Funding Limited Partnership, with Bombardier Capital Inc. as guarantor and are listed on the Luxembourg stock exchange.

"The investors' confidence in Bombardier is again clearly demonstrated in Europe with the success of these notes offerings," said François Lemarchand, Vice President and Treasurer of Bombardier.

The offerings were made through a joint syndicate led by Deutsche Bank Securities Inc. and UBS Warburg LLC, and included ABN AMRO, Bayerische Landesbank Girozentrale, BNP PARIBAS, Commerzbank Securities, HSBC, Dresdner Kleinwort Wasserstein and Société Générale. This press release does not constitute an offer for the sale of notes in Europe.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

PRESS RELEASE

BOMBARDIER

BOMBARDIER CHARTS THE COURSE FOR GROWTH

Montréal, June 4, 2002 – Number one worldwide in four of its five largest markets, with increased revenues in all its sectors of activity and a record backlog of more than $44 billion, Bombardier is more diversified and better positioned than it was at the same time last year to pursue growth and reach new heights, even in this more difficult and more complex environment.

This is the substance of what was demonstrated at today's annual shareholders' meeting by Laurent Beaudoin, Chairman of the Board and of the Executive Committee and Robert E. Brown, President and Chief Executive Officer of Bombardier Inc.

While acknowledging the impact of last September's tragic events on Bombardier's stock price, Mr. Beaudoin reminded the audience that the stock has constantly outperformed stock market indices over the years, including fiscal year 2001-02. "We have the staying power and we have full confidence in our ability to succeed. It is in times like these that the innovative and entrepreneurial culture that defines Bombardier's success blooms and thrives," said Mr. Beaudoin. "This spirit and this long-term vision continue to drive our majority shareholders and Bombardier's management team," concluded the Chairman.

"Provided the world's economy continues to improve, as forecasted, in the second half of the year," added Mr. Brown, "the current year looks quite promising. We are very confident that we will achieve our 10% earnings per share growth target by the end of the fiscal year."

Referring to the events that, in less than one year, have shaken the business world in every industrialized country, the President and CEO drew attention to the corporate values and the operational excellence that have allowed Bombardier to evolve in such a changing, turbulent environment, "without losing sight of the essentials of development and growth that ensure the future of our company."

"Maximizing shareholder returns is more than a goal for Bombardier. It is how we do business and it is part of our values and our corporate culture," said Mr. Brown.

For Mr. Brown, "our company's huge potential and its ability to stay on course in terms of growth have remained entirely unaffected, despite current economic conditions," even during times and situations when it is difficult to achieve corporate objectives, as has recently been the case.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communications
(514) 861-9481

PRESS RELEASE

BOMBARDIER

BOMBARDIER DECIDES NOT TO PROCEED FURTHER WITH FAIRCHILD DORNIER

Montréal, June 18, 2002 — Bombardier announced today that its technical, commercial and financial review of Fairchild Dornier's 728/928 aircraft programs is now completed. Bombardier's conclusion is not to proceed any further.

Bombardier appreciated the professionalism, support and responsiveness shown by the German government and the Bavarian authorities as well as by Fairchild Dornier's management and employees. In addition to its technical analysis, Bombardier undertook detailed discussions with customers, suppliers and related stakeholders over a five-week period. However, these discussions did not achieve the results required for these programs to meet Bombardier's investments standards.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information: Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

---

www.bombardier.com

PRESS RELEASE

BOMBARDIER

BOMBARDIER ANNOUNCES SHARE CONVERSION PRIVILEGE AND DIVIDEND RATE RESET OF SERIES 2 PREFERRED SHARES

Montréal, June 19, 2002 – Bombardier Inc. announced today the conversion privilege and dividend rate reset for holders of its Series 2 Preferred Shares in accordance with the terms applicable to those shares.

Holders of Bombardier Inc. Series 2 Preferred Shares have the right to convert all or part of their shares, effective on Aug. 1st, 2002, on a one-for-one basis, into Series 3 Preferred Shares, provided that a minimum number of Series 2 Preferred Shares are tendered for conversion. Holders who do not convert their shares will retain their Series 2 Preferred Shares and, starting on Aug. 1st, 2002, will receive, in lieu of the existing quarterly fixed rate dividend, a floating dividend equal to a percentage (initially 80%) of the prime rate, subject to certain adjustments, in accordance with the terms of such shares, as and when declared by the Board of Directors of Bombardier Inc. Holders will have the opportunity to convert their shares again on Aug. 1st, 2007 and every five years thereafter.

As of Aug. 1st, 2002, the Series 3 Preferred Shares will pay on a quarterly basis, as and when declared by the Board of Directors of Bombardier Inc., a fixed cash dividend for the following five years based on a fixed rate equal to 115% of the yield on five-year non-callable Government of Canada bonds determined at July 11, 2002. The annual dividend rate for the Series 3 Preferred Shares will be published on July 15, 2002 in several newspapers. Holders of Series 2 Preferred Shares will receive a notice summarizing their conversion right.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

PRESS RELEASE

02 SEP 13 AM 11:56

BOMBARDIER

BOMBARDIER ANNOUNCES THE FILING OF A CLAIM AGAINST DAIMLERCHRYSLER

Montréal, July 5, 2002 - Bombardier filed today a request for arbitration against DaimlerChrysler AG with the International Chamber of Commerce in Paris. Through this request for arbitration, Bombardier is claiming from DaimlerChrysler AG an amount of approximately one billion euros in connection with the acquisition of DaimlerChrysler Rail Systems GmbH (Adtranz). This request for arbitration has been filed under the arbitration process provided for in the Sale and Purchase Agreement.

The amount of Bombardier's claim is of the same order as publicly announced by Bombardier on Feb. 14, 2002. The outcome of the arbitration, whether through an award by the arbitral tribunal or a settlement, will result in a reduction of goodwill.

The filing of this claim formally launches arbitration proceedings which could last several years. Given that the matter is now before the International Chamber of Commerce, Bombardier is held to a duty of confidentiality until the end of the proceedings and will therefore abstain from commenting further on these proceedings.

Bombardier points out that the filing of this claim against DaimlerChrysler does not affect the activities of Bombardier Transportation, which continue on a worldwide basis and are evolving normally.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

http://www.bombardier.com

PRESS RELEASE 02 SEP 13 AM 11:56

BOMBARDIER

BOMBARDIER ANNOUNCES CLOSING OF A 3.75 BILLION EURO SYNDICATED CREDIT FACILITY

Montréal, July 10, 2002 — Bombardier announces today that it has signed a 3.75 billion euro Syndicated Credit Facility agreement on July 10, 2002 with a group of leading international financial institutions. The facility is set up in Europe for the benefit of Bombardier Inc. and that of selected European subsidiaries.

Bombardier attained its objective of increasing the available bank credit lines in Europe by some 500 million euro, which, in the current bank market, is a clear indication of the strong support that Bombardier enjoys from its banks.

HSBC, BNP Paribas, Deutsche Bank, Bayerische Landesbank, Commerzbank and Dresdner Bank, who have jointly arranged the facility as mandated lead arrangers, were joined by eight banks as sub-underwriters and 17 banks joined in the general syndication.

The purpose of the multi-currency facility is primarily to refinance the existing Bombardier 1.7 billion euro syndicated credit facility signed in June 1999 and some bilateral banking facilities previously maintained by Adtranz. The facility is available for standby letters of credit (L/C's), cash advances and back-up for euro commercial paper (CP) Program.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorised recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

www.bombardier.com

PRESS RELEASE

BOMBARDIER

BOMBARDIER ANNOUNCES DIVIDEND RATE APPLICABLE TO ITS SERIES 3 PREFERRED SHARES

Montréal, July 11, 2002 — Bombardier Inc. will, on August 1, 2002, issue Cumulative Redeemable Preferred Shares, Series 3 if holders of at least one million of its Cumulative Redeemable Preferred Shares, Series 2 elect to convert such shares into Series 3 Preferred Shares. In such a case, as of August 1, 2002, the Series 3 Preferred Shares will pay, on a quarterly basis, as and when declared by the Board of Directors of Bombardier Inc., a fixed cash dividend for the following five years that will be based on a fixed rate equal to the product of: (a) the average of the yields to maturity compounded semi-annually, designated on July 11, 2002 by National Bank Financial Inc. and Scotia Capital Inc., that would be carried by Government of Canada bonds if they had been issued on July 11, 2002 with a 5-year maturity, multiplied by (b) a percentage rate determined by Bombardier Inc.

The percentage rate determined by Bombardier Inc. is 115%. The Government of Canada Yield is 4.762%. Accordingly, the annual dividend rate applicable to the Series 3 Preferred Shares for the period of five years beginning on August 1, 2002 will be 5.476%.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information: Dominique Dionne
Vice President, Public relations and Communication
(514) 861-9481

http://www.bombardier.com

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER AEROSPACE LAUNCHES GLOBAL 5000 BUSINESS JET

Strong market reception for new super-large business jet

Montréal, Feb. 5, 2002 – Bombardier Aerospace today officially launched its high-speed Bombardier Global 5000* intercontinental business jet, designed specifically to meet emerging needs in the super-large jet market.

Since its market introduction in October of 2001, the Bombardier Global 5000 jet is generating positive market interest worldwide, resulting in letters of intent for 15 aircraft.

"In designing the Bombardier Global 5000, Bombardier's 12th new aircraft in 12 years, our goal is to continue developing products that address new market needs. We listen to the market and provide customers with aircraft that offer the latest technological developments and design features at a competitive price," stated Peter Edwards, president, Bombardier Business Aircraft. "The positive market reaction we have witnessed to date for the Bombardier Global 5000 indicates we are right on track."

The Bombardier Global 5000 program is currently in development, with first flight scheduled for the first quarter of 2003. Type certification to stringent regulations from Transport Canada, the U.S. Federal Aviation Administration and the European Joint Aviation Authorities is on target for the first quarter of 2004. The aircraft is expected to enter corporate service at the end of that year.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design, and manufacture of innovative aviation products and services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for its fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

* Trademark of Bombardier Inc.

® Registered trademarks of Bombardier Inc.

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Information: Leo Knaapen
Bombardier Aerospace
Montréal: (514) 855-7988

Sylvie Gauthier
Bombardier Aerospace
Montréal: (514) 855-7983

Note to Editors:
Images/Illustrations(s) available on our Web site photo gallery at:
www.aero.bombardier.com/htmen/F15.htm

PRESS RELEASE

BOMBARDIER
AEROSPACE

JOHN GIRAUDY APPOINTED PRESIDENT OF BOMBARDIER REGIONAL AIRCRAFT

Toronto, Feb. 21, 2002 – Pierre Beaudoin, president and COO of Bombardier Aerospace has announced that John Giraudy has been named president, Bombardier Regional Aircraft.

Previously senior vice-president, marketing & sales, Mr. Giraudy replaces Steven A. Ridolfi who was appointed executive vice-president, programs and strategic planning, Bombardier Aerospace.

A native of St. Lucia, Mr. Giraudy joined de Havilland as a salesman in 1981, later becoming sales director for Europe and Africa. In 1986 he was named director of marketing for de Havilland.

Mr. Giraudy joined Bombardier in 1991, as vice-president, sales for the newly introduced Canadair Regional Jet®. He was appointed vice-president, international sales the following year following de Havilland's acquisition by Bombardier.

Mr. Giraudy holds an Honours degree in Economics from the University of Nottingham and a M.Sc. in Air Transport Management from Cranfield University also in the U.K.

Bombardier Regional Aircraft is responsible for marketing, sales and ongoing customer support for the Bombardier CRJ100/200*, CRJ700* and CRJ900* families of regional jets, and the Bombardier Q100*, Q200*, Q300* and Q400* families of turboprop airline aircraft.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design, and manufacture of innovative aviation products and services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for its fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

® Registered trademarks of Bombardier Inc.
* Trademarks of Bombardier Inc.

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Information: Bert Cruickshank
Bombardier Aerospace
Toronto: (416) 375-3030

Note to Editors:
John Giraudy's photo is available on our Web site photo gallery at:
www.aero.bombardier.com/htmen/F15.htm

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER SIGNS NEW CUSTOMER IN CENTRAL EUROPE AS MALEV HUNGARIAN AIRLINES ORDERS CRJ200

Toronto, March 18, 2002 – Bombardier Aerospace announced today that Malev Hungarian Airlines of Budapest, Hungary has placed a firm order for two Bombardier CRJ200* ER (Extended Range) regional jets. The airline took options on an additional six Bombardier CRJ* aircraft.

Malev is the 14th European airline to order the trend-setting regional jetliner and delivery of the two aircraft is scheduled for June and July 2002.

Malev, Hungary's national airline, plans to use the 50-seat Bombardier CRJ aircraft to feed its own hub at Budapest's Ferihegy Airport, as well as its KLM/Northwest code-sharing partners. Malev also intends to add regional services between Budapest and points in the Ukraine, Romania and the Balkans, and between Budapest and points in Western Europe.

The Bombardier CRJ will be Malev's first regional aircraft. Its current fleet consists of 23 aircraft including two Boeing 767, 15 Boeing 737 and six Fokker 70 jets serving 40 destinations in Europe, the Middle East, the U.S. and Canada.

"We selected the Bombardier CRJ because of the long term value proposition, its reliability and economy of operation," said József Váradi, chief executive officer, Malev. "We look forward to providing our passengers with this modern, comfortable aircraft that will raise regional air travel in Central and Eastern Europe to new levels."

John Giraudy, president Bombardier Regional Aircraft, said, "We are delighted that Malev has chosen the Bombardier CRJ for its new regional operations. Eastern Europe is becoming an important market for modern regional aircraft and we look forward to having Malev showcase the Bombardier CRJ in that part of the world."

In 2001, Malev carried 2.2 million passengers at an average load factor of 60 per cent and earned revenues of $360 million U.S.

Bombardier's family of regional jets includes the 50-seat Bombardier CRJ200, 70-seat CRJ700* and 86-seat CRJ900*, the latter of which is scheduled to enter airline service in the first quarter of 2003. In addition to their low operating costs, Bombardier CRJ aircraft offer commonality in crewing, maintenance, spare parts and customer support.

The most successful regional aircraft program in history, the Bombardier CRJ family has amassed 1,177 firm orders, of which 644 have been delivered as of Feb. 28, 2002.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design and manufacture of innovative aviation products and services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for its fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

® Registered trademark of Bombardier Inc.
* Trademarks of Bombardier Inc.

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Information: Kenneth Swartz
Bombardier Aerospace
Toronto: (416) 375-3030

Note to Editors:
Image of Bombardier CRJ200 aircraft is available on our Web site press release photo gallery at: **www.aero.bombardier.com/htmen/F15.jsp**

02 SEP 13 AM 11:56

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER SIGNS INDUSTRY-LEADING MAINTENANCE CONTRACT WITH NORTHWEST AIRLINES

Toronto, April 2, 2002 – Bombardier Aerospace announced today that it has signed an exclusive, five-year contract with Northwest Airlines whereby Northwest Airlink carriers will have Bombardier perform heavy maintenance on their Bombardier CRJ200* and CRJ440* regional jets. Renewals could extend the contract period to 10 years.

The agreement covers "C" checks done every 4,000 aircraft flying hours as well as structural inspections every two years. Based on firm orders and aircraft already in the fleet, Northwest's fleet of Bombardier CRJ200 and CRJ440 aircraft will grow to 129 aircraft during the initial five years.

Initially, the maintenance work will be done at the Bombardier-owned West Virginia Air Center at Bridgeport, West Virginia. The facility is the leader in regional and business jet heavy maintenance services having hosted over 400 aircraft visits in 2001. Bombardier may subsequently build a second heavy maintenance center at another location.

"This is an industry leading agreement where we have guaranteed to Northwest, at a fixed cost, the time out of revenue service for scheduled heavy maintenance of their Bombardier CRJ fleet.," said Jeff Mihalic, vice president, aircraft services, Bombardier Aerospace, Regional Aircraft. "The agreement assures that Northwest will know its maintenance costs and aircraft allocation requirements over a long period of time, allowing the airline to fully realize the revenue potential of their regional jets."

With industry leading turn times, downtime for the Bombardier CRJ maintenance checks will range from three to six days, depending on the nature of the inspection.

The West Virginia Air Center employs close to 400 people and has trained more Bombardier CRJ technicians than any other location in the world. The Center's commitment to excellence in training has earned it the U.S. Federal Aviation Administration's coveted Diamond Award for three consecutive years. In February 2001, the Air Center received their ISO 9002 certification.

The center includes 145,000 square feet (13, 470 sq m) of hangars and office space and uses one of its four bays for painting. Facilities include sheet metal work, machining, welding, heat treatment, interiors, composites and non-destructive testing. The Center is an FAA FAR Part 145 repair station focused on the Bombardier CRJ, but can service other aircraft types as part of an airline's overall fleet management.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design and manufacture of innovative aviation products and services for the regional, business and amphibious aircraft manufacturer. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

® Registered trademark of Bombardier Inc.
* Trademark of Bombardier Inc.

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Information: Kenneth Swartz
Bombardier Aerospace
Toronto: (416) 375-3030

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER EMPLOYEES TO RETURN TO WORK

Montréal, May 3, 2002 - Bombardier Aerospace announced today that its unionized employees, members of Local 712 of the International Association of Machinists & Aerospace Workers (IAMAW), have accepted the recommandation for settlement contained in the conciliation report of Québec provincial government mediator-conciliator, Pierre Gervais. As a result, the strike action begun April 15th, 2002 has ended and employees will return to work on Sunday evening, May 5, 2002.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design, and manufacture of innovative aviation products and services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

® Registered trademarks of Bombardier Inc.

Information: John Paul Macdonald
Vice President, Communications
Bombardier Aerospace
Montréal : (514) 855-7972

02 SEP 13 AM 11:56

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER CUSTOMER DELTA CONNECTION SIGNS FOR THREE MORE BOMBARDIER CRJ200 REGIONAL JETS

Toronto, May 14, 2002 – Bombardier Aerospace today announced that Delta Connection carrier Atlantic Southeast Airlines (ASA) has placed a firm order for three Bombardier CRJ200* regional jets. The jets will be delivered to ASA in the summer of 2003.

The order, valued at approximately $68.7 million U.S. ($104.5 million Cdn.), represents the conversion of three existing options from Delta Connection's industry-leading order for Bombardier CRJ200 and CRJ700* aircraft to be delivered to carriers ASA and Comair through 2004, with options extending into 2010.

The transaction brings to 237 the number of firm-ordered Bombardier CRJ100* and CRJ200 aircraft by ASA and Comair, of which 191 have been delivered and 46 remain on backlog. Three 70-seat Bombardier CRJ700 aircraft have been delivered to ASA, with 54 remaining on firm order for ASA and Comair. Delta Connection holds options for an additional 389 Bombardier CRJ200 and CRJ700 aircraft.

Together, ASA and Comair operate more Bombardier regional jets than any airline family in the world. Comair pioneered the regional jet revolution in North America in 1993, when it launched regional jet service in the United States. The entire Delta Connection fleet today – ASA, Comair and SkyWest Airlines – has more than 220 Bombardier CRJ Series regional jets under Delta direction.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design, and manufacture of innovative aviation products and services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

® Registered trademarks of Bombardier Inc.
* Trademark of Bombardier Inc.

Information: Kenneth Swartz
Bombardier Aerospace
Toronto: (416) 375-3030

Note to Editors:
Image of Bombardier CRJ200 aircraft is available on our website photo gallery at:
www.aero.bombardier.com/htmen/F15.jsp

PRESS RELEASE

BOMBARDIER
AEROSPACE

BOMBARDIER AEROSPACE SIGNS ATLANTIC COAST AIRLINES FOR 25 CRJ200 AIRCRAFT

Toronto, June 4, 2002 – Bombardier Aerospace announced today that Atlantic Coast Airlines (ACA) of Dulles, Virginia has signed a firm order for 25 Bombardier CRJ200* regional jets to be flown under the United Express banner.

The transaction is valued at $571.5 million U.S. ($868.7 million Cdn.). The aircraft are scheduled for delivery during 2003 and 2004.

The order announced today is the 10th order for Bombardier CRJ* aircraft to be placed by ACA since the airline's initial order in January 1997 and will increase the airline's CRJ fleet to 121 aircraft. Sixty-two of the aircraft have been delivered and are flown on behalf of United Express.

ACA Chairman and Chief Executive Officer Kerry Skeen said, "The Bombardier CRJ has been vital to the continued growth of ACA since we began flying it in 1997. It is also a major element in the relationship with our partners at United Airlines, as we help create greater access to the worldwide United route network with additional regional jet flights from their hubs at Chicago O'Hare and Washington Dulles."

"This further commitment by Atlantic Coast Airlines is significant in that it is clear evidence that the industry's general conditions are improving, " said John Giraudy, president, Bombardier Regional Aircraft. "This order also reflects the strength and success of the Bombardier CRJ program and affirms the continuing market demand for the aircraft," Mr. Giraudy added.

Total firm orders for the Bombardier CRJ family of regional jets now stand at 1,208 aircraft, further solidifying its status as the best-selling regional aircraft program in history. The program total includes 982 Bombardier CRJ100*/200/440*, 196 70-seat CRJ700* and 30 86-seat CRJ900* aircraft

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design, and manufacture of innovative aviation products and services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

® Registered trademarks of Bombardier Inc.
* Trademarks of Bombardier Inc.

Information: Kenneth Swartz
Bombardier Aerospace
Toronto: (416) 375-3030

Note to Editors:
Image of the ACA Bombardier CRJ200 is available on our Web site photo gallery at:
www.aero.bombardier.com/htmen/F15.jsp

PRESS RELEASE

BOMBARDIER
AEROSPACE

Farnborough Air Show 2002

BOMBARDIER AEROSPACE UNVEILS HIGH PERFORMANCE LEARJET 40 AND 45 XR BUSINESS JETS

Bombardier Learjet 40 and Learjet 45 XR join Learjet's legendary product line

London, U.K., July 21, 2002 – Bombardier Aerospace, which this year marks the 40th anniversary of Learjet®, today unveiled two high-performance Bombardier Learjet business jets: the Bombardier Learjet 40, a new light business jet; and the Bombardier Learjet 45 XR, an enhanced version of the popular Bombardier Learjet 45 super-light business jet.

"These new aircraft represent the latest stage in the evolution of Bombardier Learjet business aircraft and are significant additions to the product line of the world pioneer in business jets," said Pierre Beaudoin, president and chief operating officer, Bombardier Aerospace, during a special event timed to kick off the biennial Farnborough International Air Show in the United Kingdom. "They will carry on Learjet's 40-year tradition of unparalleled performance and set new standards in jet-powered flight."

"The new Bombardier Learjet 40 and Learjet 45 XR are a logical addition to Bombardier's product line, offering greater speed and range than any competitive aircraft in their categories," added Peter Edwards, president, Bombardier Business Aircraft. "Moreover, they offer owners and operators the added benefit of commonality with the Bombardier Learjet 45 in terms of aftermarket services and enhancements."

Bombardier Learjet 40

The sleek Bombardier Learjet 40 is scheduled to enter into service in the first quarter of 2004. With four passengers and two crew, the aircraft will fly a maximum range of 1,803 nautical miles (3,339 km) under ISA conditions and IFR reserves. The Bombardier Learjet 40 will also feature cruise speeds up to Mach .81 and a maximum operating altitude of 51,000 feet (15,545 m), allowing it to fly further, faster and higher than any other jet in its class.

The aircraft provides optimum performance for regional travel, able to fly with a full passenger load of seven and full fuel. With four passengers, it will travel from Athens to London in just under three hours, and from New York to Chicago in an impressive one hour and 35 minutes.

Based on the proven Bombardier Learjet 45 design platform, the new Bombardier Learjet 40 is specifically designed to respond to the needs of light jet owners. These include: low acquisition and direct operating costs; a custom-crafted and roomy cabin with lavatory; and a combination of range and speed offering the best value in its class.

"With the Bombardier Learjet 40, we're offering light jet customers a premium value that combines the legendary speed of a Learjet with superior cabin comfort, and exceptional payload and range capabilities," noted Mr. Edwards.

The Bombardier Learjet 40 features the same high performance wing, cockpit and major systems developed for the Bombardier Learjet 45. It will also be powered by the same Honeywell TFE731-20AR engines, each providing 3,500 pounds of thrust at takeoff.

"That commonality translates into some important customer benefits," noted Mr. Edwards, "including improved dispatch reliability, common type-ratings for flight crews, low fleet maintenance costs and, most importantly, common field solutions."

Enhanced Bombardier Learjet 45

The new Bombardier Learjet 45 XR, also unveiled, is an enhanced version of the Bombardier Learjet 45, which has become a dominant force in the world's super-light business jet category since its entry into service four years ago.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges
(BBD, BOM and BBDd.F).

® Registered trademark of Bombardier Inc.

Information:

Leo Knaapen
Bombardier Aerospace
Cell : (514) 578-4664

Nathalie Bloomfield
Bombardier Aerospace
Cell : (514) 578-5050

Note to Editors:
Images/Illustrations of the Bombardier Learjet 40 and Learjet 45XR are available on our Web site photo gallery at: **www.aero.bombardier.com/htmen/F15.jsp**

Members of the media may receive Bombardier Business Aircraft press releases immediately via e-mail. To subscribe to our e-mail list, fill out and submit the online form found on the Web at: **ww.bombardier.com/en/3_0/memberprofile.jsp**

For more information on Bombardier Aerospace at Farnborough 2002, please visit **www.Aeroshow.com**

PRESS RELEASE

BOMBARDIER
AEROSPACE

Farnborough Air Show 2002

BOMBARDIER AEROSPACE ANNOUNCES ADDITIONAL THREE-AIRCRAFT CRJ ORDER FROM DELTA CONNECTION

Follow-on order brings option conversions to six firm aircraft this year

Farnborough, July 22, 2002 – Bombardier Aerospace today confirmed that Delta Connection carriers Atlantic Southeast Airlines (ASA) and Comair have exercised options for a total of two Bombardier CRJ200* and one 70-seat Bombardier CRJ700* regional jets.

The transaction, valued at approximately $73.24 million U.S. ($111.33 million Cdn.), brings to six the number of option conversions Delta Connection has executed this year. Three firm orders for Bombardier CRJ200 aircraft were previously announced on May 14, 2002.

One Bombardier CRJ200 and the CRJ700 will be operated by ASA of Atlanta while the other CRJ200 will be flown by Comair of Cincinnati, both of which are Delta Connection carriers. All three jets will be delivered in September 2003.

Delta Connection Inc.'s wholly owned subsidiaries, ASA and Comair, have placed combined orders for 297 Bombardier CRJ* aircraft, comprised of 239 CRJ100/200 and 58 CRJ700 aircraft, of which 201 have been delivered – 198 CRJ100/200 and three CRJ700 - making Delta Connection the largest Bombardier CRJ fleet operator.

Delta Connection has more than 230 Bombardier CRJ Series regional jets in service with wholly owned subsidiaries ASA and Comair, and independent regional carrier SkyWest Airlines.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design, and manufacture of innovative aviation products and services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

® Registered trademarks of Bombardier Inc.
* Trademarks of Bombardier Inc.

Information:

Kenneth Swartz
Bombardier Aerospace
Toronto: (416) 375-3030

Bert Cruickshank
Bombardier Aerospace
Farnborough: 44 (0) 125 23 80 229

Note to Editors:
Images of the Bombardier CRJ200 and CRJ700 aircraft are available on our Web site photo gallery at: **www.aero.bombardier.com/htmen/F15.jsp**

For more information on Bombardier Aerospace at Farnborough 2002, please visit **www.Aeroshow.com**

PRESS RELEASE

BOMBARDIER
AEROSPACE

Farnborough Air Show 2002

BOMBARDIER ANNOUNCES FOLLOW-ON CRJ ORDER FROM MALEV HUNGARIAN AIRLINES

Farnborough, U.K., July 24, 2002 – Bombardier Aerospace has signed a follow-on contract with Budapest-based Malev Hungarian Airlines for the sale of two additional 50-seat Bombardier CRJ200*ER (Extended Range) aircraft plus options for two additional aircraft.

Today's order is valued at approximately $40 million U.S.($60 million Cdn.) and brings to four, the number of firm Bombardier CRJ200 aircraft ordered by the airline to date.

As a result of this transaction, Malev retains six options that are convertible to the 70-passenger Bombardier CRJ700* when the carrier decides to add capacity.

Malev is scheduled to take delivery of its first new Bombardier CRJ* aircraft in the third quarter of this year for its new regional services operating as Malev Express. Malev Express began operations between Budapest and Prague with an interim Bombardiier CRJ100* on July 11, 2002.

The 14th European airline to order the Bombardier CRJ Series, Malev Express is using its CRJ aircraft to feed Malev Hungarian Airlines' own hub at Budapest's Ferihegy Airport, as well as its KLM/Northwest code-sharing partners. Malev Express will also add regional services between Budapest and points in the Ukraine, Romania and the Balkans, and between Budapest and points in Western Europe.

"Our interim Bombardier CRJ aircraft is performing as promised and passenger acceptance has been outstanding," said József Váradi, chief executive officer, Malev. "We are pleased to provide our passengers with this modern, comfortable aircraft and set a new standard for regional air travel in Central Europe."

“The Bombardier CRJ has proven to be the preferred choice in regional jet transportation by airlines and passengers around the world,” said John Giraudy, president, Bombardier Regional Aircraft. “We are proud that the Bombardier CRJ200 has been selected by Malev and look forward to a long and successful partnership.”

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design, and manufacture of innovative aviation products and services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

® Registered trademarks of Bombardier Inc.
* Trademarks of Bombardier Inc.

Information: Kenneth Swartz
Bombardier Aerospace
Toronto : (416) 375-3030

Bert Cruickshank
Bombardier Aerospace
Farnborough : 44 (0) 125 23 80 229

Note to Editors:
Photo of today’s signing ceremony will be available today on our Web site photo gallery at: **www.aero.bombardier.com/htmen/F15.jsp**

For more information on Bombardier Aerospace at Farnborough 2002, please visit **www.aeroshow.com**

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER SIGNS A CONTRACT WORTH UP TO $962 MILLION FOR THE SUPPLY OF DIESEL-ELECTRIC MULTIPLE UNIT CARS FOR THE UNITED KINGDOM

Montréal, Feb. 14, 2002 – Bombardier Transportation announced that it has been awarded a contract for the provision of 127 diesel-electric multiple unit cars for HSBC Rail UK Limited, to be operated by the UK's Midland Mainline. The value of the contract, which also includes an initial four-year maintenance portion, is worth approximately $512 million Cdn (£225 million), rising to a potential $962 million Cdn (£423 million) if the maintenance portion is extended to its maximum of 15 years' duration. Deliveries of the units will commence in the second quarter of 2004, with the total 127 cars delivered by January 2005.

The 200 km/h units will be operated by Midland Mainline for use on their routes from Sheffield, via Derby and Nottingham, to London. Midland Mainline is owned by National Express Group, a global rail and bus operator. Financing for the contract is being provided by HSBC Rail (UK) Limited, part of HSBC Group, who will lease the trains to Midland Mainline.

President of Bombardier Transportation, Intercity, Rik Dobbelaere, commented: "This is extremely good news for Bombardier Transportation and I am delighted that HSBC, National Express Group and Midland Mainline have shown confidence in selecting Bombardier Transportation for this contract. We have a particularly good track record of delivering this type of product on time and to the highest quality."

The diesel-electric multiple units, which are based on Bombardier's highly successful, proven design, will be manufactured at Wakefield, UK and Bruges, Belgium. Bombardier's Central Rivers maintenance facility in the UK will also play a major part in the maintenance of the trains.

Bombardier Transportation is the global leader in the rail equipment, manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides signaling equipment and systems.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for its fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

* * *

PHOTO AVAILABLE VIA OUR WEBSITE

For information: Lydia Dufresne
Coordinator, Communications
+450 441 8130

PRESS RELEASE

02 SEP 13 AM 11:56

BOMBARDIER
TRANSPORTATION

BOMBARDIER WINS A $1.49 BILLION ORDER FOR ELECTRIC MULTIPLE UNITS IN THE UK

Montréal, March 11, 2002 - Bombardier Transportation has confirmed an additional order with Govia, the UK-based holding company jointly owned by the Go-Ahead Group plc and Keolis SA of France, for the manufacture of a further 460 Electrostar electric cars to replace slam door trains on key South Central routes. The contract also includes a 20-year material supply and technical support agreement for the Govia fleet of 700 Electrostar cars. The complete order is valued at approximately $1.49 billion Cdn (£657 million), which includes $848 million Cdn (£375 million) for the vehicle manufacturing and $638 million Cdn (£282 million) for the material supply and technical support. The order will be financed by Porterbrook Leasing Company Ltd., part of Abbey National Treasury Services plc.

The news was announced today at an event held in London, in which Mr. J.R. André Bombardier, Vice Chairman, Bombardier Inc., Rt. Hon. Mr. John Spellar, Minister of Transport, UK, Mr. Richard Bowker, Chairman, Strategic Rail Authority and Mr. Keith Ludeman, Chief Executive, Govia participated.

This announcement is the second Electrostar order received from Govia for the South Central franchise and complements the initial order of approximately $449 million Cdn (approximately £199 million) for 240 Electrostar units announced in September 2001. This contract brings the total number of Electrostar cars ordered by Govia to date up to 700 units at a total cost of approximately $1.94 billion Cdn (£856 million), including services, and is the largest UK new build order received by Bombardier Transportation to date. The Electrostar trains will be assembled at Bombardier Transportation's production facility in Derby, deliveries expected to commence summer 2002.

Keith Ludeman, Chief Executive, Govia said: "We aim to replace approximately 600 Mark 1 slam door carriages by December 2004. It is clearly important that we had assurances regarding the timely delivery of new trains and Bombardier were able to provide these."

Rik Dobbelaere, President of Bombardier Transportation, Intercity Trains said: "I am delighted that Govia is once again showing confidence in our Electrostar product. Electrostar EMUs are already operating very successfully and achieving high reliability figures in the south of England. We are looking forward to the successful introduction of many more Electrostars across the UK."

The material supply agreement covers all 700 vehicles for 20 years and includes the supply of all consumable and repairable parts associated with the Electrostar trains. Bombardier Transportation, as part of the technical agreement, will also provide on-site technicians at Govia's Selhurst and Brighton depots to assist the operator with the Electrostar maintenance.

Andrew Lezala, President of Bombardier Transportation, Services said: "We are very proud of this order, Govia are a discerning client and for them to have chosen Bombardier Transportation to provide support to their trains for the next 20 years is an excellent endorsement."

The air-conditioned Class 377 Electrostar cars propelled by the latest generation of Bombardier IGBT electric propulsion equipment can travel at a top speed of 160 km/h and have modern audio and visual passenger information systems linked to the Global Positioning System. 15 4-car trainsets will be dual AC/DC voltage, the remaining 167 3- and 4-car sets (640 cars) being single DC voltage. Each car will also be fitted with a closed-circuit television surveillance system for enhanced internal security, allowing drivers to view car interiors whilst the train is stationary.

The family of Electrostars have become the new generation train of choice for UK operators. Bombardier Transportation has received to date orders for 1,206 Electrostar cars, of which over 300 are in passenger service.

Bombardier has a major presence in the UK, employing close to 12,000 people across the country, of which 5,200 work for Bombardier Transportation. The Derby site, where the Electrostars will be assembled employs some 1,350 of these staff. As well as manufacturing capability at the Derby and Wakefield sites, the company has refurbishment, maintenance and overhaul centres at Crewe, Central Rivers, Chart Leacon, Ilford, Croydon and 13 other locations throughout the UK.

Bombardier Transportation is the global leader in the rail equipment, manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete

rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides signalling equipment and systems.

Bombardier Inc., a diversified manufacturing and service company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It is also a provider of financial services and asset management. The Corporation employs 79,000 people in 24 countries in the Americas, Europe and Asia-Pacific and its revenues for its fiscal year ended Jan. 31, 2001 totalled $16.1 billion Cdn.

* * *

PHOTO AVAILABLE VIA OUR WEBSITE

Editors Notes

Porterbrook Leasing Company Limited ("Porterbrook") is a leading player in the UK rail leasing market. Porterbrook has a rolling stock fleet of over 5,500 vehicles on lease or on order, which includes about 4,000 passenger vehicles. These are supplied under operating leases to 18 of the 25 train operating companies (TOCs) within the UK. The company also provides ongoing train and tram maintenance services. Porterbrook has been highly successful in winning new train orders since privatisation, with over £1.3 billion in new business won – investing in over 1,100 new passenger vehicles and 1,100 new freight locomotives and wagons, and in the refurbishment of much of its in-fleet equipment. In April 2000 the Porterbrook group of companies was acquired by Abbey National Treasury Services plc, part of Abbey National Group.

For information: Lydia Dufresne
Coordinator, Communications
(450) 441-8130

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER: PETER WITT CHAIRMAN OF THE MANAGING BOARDS IN GERMANY

Berlin, April 10, 2002 – The Supervisory Board of Bombardier Transportation GmbH and the Supervisory Board of DWA Deutsche Waggonbau GmbH have appointed Peter Witt Chairman of the Managing Boards of both companies. At the same time, Peter Witt has been appointed Chief Country Representative of Bombardier Transportation in Germany.

The new Chairman of the Managing Boards has been tightly connected with the companies for years. As Chairman of the Managing Board of Deutsche Waggonbau AG from 1991 to 1998, Peter Witt successfully transformed the East German rolling stock company, which was mainly geared towards the market of the former Soviet Union, into a competitive modern company on the European and global market for rail vehicles. Following the acquisition of DWA by Bombardier in 1998, Witt became President of Bombardier Transportation, Continental Europe. Since 2000, he has been a member of the Supervisory Board of DWA Deutsche Waggonbau GmbH, and since 2001 a member of the Supervisory Board of Bombardier Transportation GmbH.

Bombardier Transportation is the global leader in the rail equipment, manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides signaling equipment and systems.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some

80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion CDN. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

For further information:
Ulrich Bieger
Tel.: + 49 30 3832 1178
Mobile: + 49 172 421 54 25

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http://www.transportation.bombardier.com

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER WINS RAIL TRANSPORTATION ORDERS IN THE UNITED STATES AND ITALY FOR A TOTAL VALUE OF $1.13 BILLION CDN

Montréal, May 3, 2002 – Bombardier Transportation has been simultaneously awarded orders for rail transportation equipment in North America and in Europe for a total value of approximately $1.13 billion Cdn. The North American order was received from Long Island Rail Road (LIRR) in the United States for the supply of commuter rail cars while the European order was awarded by Trenitalia of Italy for electric locomotives.

The order awarded by LIRR is for the supply of 352 M-7 electrical multiple unit (EMU) commuter rail cars. It is valued at approximately $941 million Cdn. This order, which follows a contract awarded in 1999, brings to 678 units the number of M-7 cars ordered by LIRR.

Bombardier Transportation was also awarded a contract by Trenitalia (Italian State Railways) for the supply of 42 electric locomotives Class EU11. The contract is valued at approximately $188 million Cdn.

In the United States, the new M-7 commuter cars will be used to replace the electric commuter car fleets for both Metropolitan Transportation Authority (MTA) commuter railroad agencies, the Long Island Rail Road (LIRR) and Metro-North Commuter Railroad (MNCR). The MTA commuter agencies together are the largest commuter railroad network in North America, serving more than 500,000 riders every weekday. The M-7 stainless steel carbodies will be manufactured at Bombardier's La Pocatière, Québec plant. Final manufacturing and assembly will take place at its Plattsburgh, New York, facility.

In Italy, the EU11 locomotives will be homologated for freight transportation and to operate at a maximum speed of 140 Km/h. The EU11 is a multipurpose locomotive with a maximum power of 6 MW suitable to pull both passenger coaches and freight wagons. Several Bombardier sites will participate in their design and production: Vado Ligure, Italy; Wroclaw, Poland and Mannheim, Germany. Since 1999, Bombardier has received from Trenitalia orders for 240 3.5 MW electric locomotives (Class E464), and 20 dual-voltage, 6MW electric locomotives for cross-border traffic (Class E412). Over 100 of these locomotives are already in commercial operation.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides signalling equipment and systems.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn (15.6 billion Euros). Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

PHOTO AVAILABLE VIA OUR WEBSITE

For information: Lydia Dufresne
Coordinator, Communications
(450) 441-8130

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER SET TO EMBARK ON MULTI-BILLION POUND PROGRAMME FOR LONDON'S UNDERGROUND IN THE U.K.

Montréal, May 8, 2002 - Bombardier Transportation, as a partner in the Metronet Consortium, welcomed London Underground Ltd's signing of the Share Purchase Agreement today, aimed at transferring to the private sector for 30 years, the renewal, modernisation and maintenance of London Underground's infrastructure. The agreement will become effective when Financial Close is finalised, expected later this year.

Once Financial Close is completed, Bombardier will receive contracts from Metronet for the supply of rolling stock, signalling and project management. It is expected that the value of Bombardier Transportation's contracts will be in excess of £3 billion ($6.9 billion Cdn) over the next 30 years. The first phase of the project will see Bombardier begin re-signalling work, refurbishment of some rolling stock and construction of prototype trains. Subsequently, the turnkey contracts include the project management and the supply of 1,738 metro cars and new signalling systems for the Victoria Line and Sub-Surface Lines, together with the maintenance of the rolling stock. The new metro cars will be built in Bombardier's facility in Derby, United Kingdom between 2008 and 2014.

In the first seven-and-a-half years of the 30 year contracts, the Metronet Consortium will invest over £7 billion ($16.1 billion Cdn) upgrading, replacing and maintaining the infrastructure of the Infracos BCV (Bakerloo, Victoria, Central and Waterloo & City Lines) and Infraco SSL (the Sub-Surface Lines - Circle, Hammersmith & City, Metropolitan and East London).

The five equal shareholders of Metronet (Balfour Beatty, Bombardier Transportation, Seeboard, Thames Water and WS Atkins) plan to invest £350 million ($805 million Cdn) of equity in equal shares of £70 million ($161 million Cdn). Metronet Rail SSL Finance plc and Metronet Rail BCV Finance plc intend to raise a further two-and-a-half billion pounds ($5.75 billion Cdn) in the debt markets.

Pierre Lortie, President and Chief Operating Officer of Bombardier Transportation, said "The signing of the Share Purchase Agreements is an important milestone. We look forward to the completion of the final stages of the Public-Private-Partnership (PPP) process to enable Financial Close to be effected and the transfer of the two Infracos to Metronet. Work will then begin in earnest, bringing significant improvements to the London Underground system that will benefit passengers and London."

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control systems.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* * *

PHOTO AVAILABLE VIA OUR WEBSITE

For information:

Neil Harvey
Director, Public Affairs & Public Relations
United Kingdom
Tel: +44 1332 266470
Fax: +44 1332 266472

Lydia Dufresne
Coordinator, Communications
Canada
Tel: +450 441 8130
Fax: +450 441 3008

NOTES TO THE EDITOR:

Metronet

Metronet is a consortium made up of five world class shareholders bidding for the Public Private Partnership Infraco contracts for London Underground. The consortium, formed in the summer of 1999 and is made up of five equal partners Balfour Beatty plc, Bombardier Transportation, SEEBOARD Group plc, Thames Water Plc and WS Atkins plc. The consortium has unrivalled expertise in project management and planning, railway engineering and asset management and a wide range of other technical disciplines.

About the Consortium Members

- **Balfour Beatty** One of the largest engineering, construction and asset management groups in the United Kingdom. It operates across a range of geographical and product service markets but with a strong orientation towards the engineering, financing, construction, maintenance and assent management of infrastructure. It carries out over £600 million per annum of work for railway customers, making it the largest contracting and service business for fixed railway infrastructure in the United Kingdom and one of the largest in the world.

- **Bombardier Transportation** Please refer to the Press Release.

- **Seeboard** Sells gas and electricity to customers throughout the UK. In its traditional heartland of Kent, Sussex and large parts of Surrey, it owns, operates and maintains an electricity network of over 45,000km (28,000 miles) of overhead lines and underground cables. With its headquarters in Crawley, West Sussex, SEEBOARD employs around 3,500 staff and has a turnover of more than a billion pounds a year. The company is a member of AEP, based in Columbus, Ohio. SEEBOARD Powerlink, owned by SEEBOARD, Balfour Beatty and ABB, has the 30-year contract to operate, maintain, finance and renew London Underground's high-voltage power distribution network.

- **Thames Water** One of London's largest and most experienced infrastructure managers operating a major network of pipes and sewers under the congested streets of the capital. These include the 80km long Thames Water Ring Main, one of the largest tunnelling projects undertaken in London since the Tube was first constructed. Thames Water already works closely with London Underground on the rising water problems.

- **WS Atkins** One of the world's leading providers of professional, technologically based consultancy and support services. It already undertakes significant consultancy work for London Underground and is the UK's leading railway engineering business with expertise in safety, design, electrification and signalling.

About Metronet Rail SSL Finance plc and Metronet Rail BCV Finance plc

Metronet Rail SSL Finance plc and Metronet Rail BCV Finance plc are wholly owned subsidiaries of Metronet Rail SSL Holdings Ltd and Metronet Rail BCV Holdings Ltd. respectively.

The purpose of these companies is to act as vehicles for the holding of bond finance, management and release of this finance to the operating companies as and when required.

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02 SEP 13 AM 11:56

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER WINS A $144-MILLION ORDER FOR HIGH-SPEED TRAINS IN GERMANY

Montréal, May 13, 2002 — A consortium comprised of Bombardier Transportation, Siemens and Alstom has received an order from Deutsche Bahn for the delivery of 28 seven-car ICE T high-speed trains in Germany. The total value of the contract is approximately $600 million Cdn (420 million euros). Bombardier's share of the contract is valued at approximately $144 million Cdn (101 million euros). Delivery of the vehicles is scheduled to take place between June 2004 and February 2006.

Bombardier Transportation is responsible for the production of 105 vehicles, including 49 trailer cars and 56 end cars. The 105 carbodies will be produced at Bombardier's plant in Görlitz while interior completion will be undertaken in its Ammendorf facility, both of which are in Germany. Siemens will produce the remaining 91 carbodies as well as provide the electrical equipment for all 196 cars and part of the final assembly. Alstom will provide the bogies and tilting system.

The ICE T train, an electric high-speed train which uses tilting technology, can reach a top speed of 230 km/h. The new Class 411 trains will be used on Deutsche Bahn's high-speed network throughout Germany. Deutsche Bahn currently has 43 ICE T trains in service.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control systems.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

PHOTO AVAILABLE VIA OUR WEBSITE

For information: Lydia Dufresne
Coordinator, Communications
(450) 441-8130

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES A $185-MILLION ORDER FOR ELECTRIC MULTIPLE UNITS IN AUSTRALIA

Montréal, May 11, 2002 / Perth, Australia, May 12, 2002 - Bombardier Transportation and Australian train manufacturer EDI-Rail are pleased to announce that their joint venture received an order from the Western Australian Government to build 31 three-car electric commuter trains for the southern leg of the Perth Urban Rail Development (PURD) project. The contract, valued at $372 million Cdn ($437 million Australian), includes 15 years of maintenance and the construction of a maintenance and stabling facility. Bombardier Transportation's share of the contract is approximately $185 million Cdn ($218 million Australian), including $102 million Cdn ($120 million Australian) for the vehicles and approximately $84 million ($99 million Australian) for maintenance and the construction of a maintenance facility. Deliveries are scheduled to start in mid-2004, with the last set delivered in 2006.

Bombardier Transportation's scope is to design the railcars and supply propulsion and electrical systems. EDI-Rail will be supplying bodyshells and bogies. Testing and commissioning will be carried out by both companies as part of the joint venture. Assembly will be carried out at the Bombardier Transportation – EDI-Rail joint venture plant in Maryborough, Queensland. Propulsion equipment will be manufactured at Bombardier Transportation's plant in Västerås, Sweden.

The tender includes an option for the manufacture and maintenance of 10 additional three-car units. These state-of-the-art electrical multiple units (EMUs), designed in Australia with modular stainless steel construction, will travel at 130 km/h and have a seated capacity of 236 passengers. Between 1990 and 1998, 48 two-car sets of an earlier generation of these vehicles were produced at the joint venture's Australian facilities, and delivered to the Western Australian Government Railways Commission (WAGR).

"These trains will provide the Western Australian public with state-of-the-art commuter transport. We are pleased that the manufacture of these vehicles will be carried out within Australia with significant local content," says Dan Osborne, Chief Country Representative of Bombardier Transportation in Australia.

Jules Pleau, Vice President, Bombardier International, adds that "this new order, combined with the Vlocity trains currently in production in Victoria, reinforces Bombardier's overall presence in Australia and strengthens Bombardier Transportation's ability to pursue other activities in the region."

In addition to the joint venture facility, Bombardier Transportation has a plant in Dandenong, where trains and trams have been built for Australian railways for over 25 years. Bombardier Transportation, which employs over 200 people in Australia, is currently working on manufacturing or service contracts in Queensland, New South Wales and Victoria.

Bombardier Transportation is the global leader in the rail equipment, manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides signalling equipment and systems.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

PHOTO AVAILABLE THROUGH OUR WEB SITE

For information Lydia Dufresne
Coordinator, Communications
(450) 441-8130

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

VOTE TO STRIKE AT BOMBARDIER TRANSPORTATION TORONTO MAINTENANCE FACILITY

Toronto, May 30, 2002 — Last night, 134 unionized employees of Bombardier Transportation' s Toronto maintenance facility, under contract to GO Transit to provide maintenance services for its commuter rail fleet, voted to go on strike. These employees are represented by the Amalgamated Transit Union (ATU) – local 1587. They rejected an offer of a three-year renewal of their contract, which expired on December 31, 2001. The strike commenced at midnight last night. The offer of a 3% increase per year, for three years, plus readjustments in some job classifications totalling 5%, 4% and 4%, was rejected by a percentage of 56%.

Bombardier Transportation expressed its disappointment at such a move. Trained and certified management will commence immediately to carry out maintenance services to GO Transit's daily commuter rail service while continuing to ensure the utmost safety to the riding public.

***

For information: Carol Sharpe
Director, Public Affairs and Communications
North America
(450) 441-8156

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER WINS $157-MILLION ORDER FOR LOW-FLOOR TRAMS IN GERMANY

Montréal, June 5, 2002 – Bombardier Transportation has received an order to manufacture 60 low-floor trams, type LF2000, for the city of Frankfurt/Main, Germany. The contract, which is valued at approximately $157 million CDN (109 million euros), carries an option for eleven additional vehicles. The order is the first one awarded to Bombardier Transportation by the Transport Authority of Frankfurt (VGF). The modern 70% low-floor vehicles are scheduled for delivery between spring 2004 and spring 2007.

Bombardier Transportation's site in Bautzen, Germany is responsible for the development and production of the vehicles, as well as for the system integration. The German site in Mannheim will supply the electrical components.

Dr. Hubert C. Dlaska, President Light Rail Vehicles, Bombardier Transportation, said: "With the LF2000 tram, VGF chose a proven concept of an already very successfully operating vehicle. We are looking forward to co-operating with such a competent and experienced partner."

The new tram for Frankfurt is 30 meters long and 2.40 meters wide – five centimetres wider than the vehicles currently in service. It has a capacity of 179 passengers, including 64 seated. The vehicles are based on tested components of the LF2000 family, which has already proven to be a success in the cities of Kassel, Essen and Schwerin, Germany as well as Krakow, Poland. The German cities of Dresden and Halle will soon take delivery of the same type of vehicles. With its innovative design, the Bombardier tram is sure to set a visual highlight in the local transport of the banking centre Frankfurt.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control systems.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

PHOTO AVAILABLE VIA OUR WEBSITE

For information: Lydia Dufresne
Coordinator, Communications
(450) 441-8130

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES A $121-MILLION ORDER FOR THE SUPPLY OF DIESEL MULTIPLE UNITS FOR THE UNITED KINGDOM

Montréal, June 10, 2002 - Bombardier Transportation announced that it has received an order for the provision of 45 Turbostar diesel-multiple-unit cars (DMU) for Porterbrook Leasing Company Ltd in the UK, part of Abbey National Treasury Services plc. The total contract value is approximately $121 million Cdn (£54 million) for vehicle manufacture, with deliveries of the units commencing in the first quarter of 2003.

The order also includes an option worth up to $170 million Cdn (£76 million) for an additional 63 cars, potentially taking the total order up to 108 cars. The total contract value could therefore rise to over $291 million Cdn (£130 million) if the option is exercised

The Turbostar trains are being acquired by Porterbrook in anticipation of the growing needs of the expanding railway in Britain. The operators and vehicle destinations have therefore not yet been confirmed.

Paul Francis, Managing Director for Porterbrook Leasing Ltd., said: "With the current and future changes in franchises in the UK rail industry we are keen to be innovative in our approach to supplying the future rolling stock needs of our customers. This contract will allow us to offer the short lead times the Train Operating companies have been looking for with DMU stock. The Turbostar has already proved to be a very popular product with operators and now, after much hard work by Bombardier and ourselves, achieving reliability levels that make it amongst the best of the DMUs operating in the UK. It is for these reasons that we feel confident in agreeing terms for this future contract and this initial batch of 45 new vehicles will take the Porterbrook Turbostar fleet to over 300."

President of Bombardier Transportation, Intercity, Rik Dobbelaere, commented: "This is extremely good news for Bombardier Transportation, I am delighted that Porterbrook Leasing has once again shown confidence in our Turbostar product. Turbostar trains are currently in operation with no less than seven operators across the UK."

The Turbostar units will be manufactured at Bombardier Transportation's production facility in Derby, UK. The 160 km/h (100 mph) trains will be of modern, stylish design and will be fully air-conditioned. Modern passenger information systems will keep on-board passengers informed of any train service alterations and other journey information.

Bombardier has a major presence in the UK, employing close to 12,000 people across the country, of which 5,200 work for Bombardier Transportation. As well as manufacturing capability at the Derby and Wakefield sites, Bombardier Transportation has refurbishment, maintenance and overhaul centres at Crewe, Central Rivers, Chart Leacon, Ilford, Croydon and 13 other locations throughout the UK.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control systems.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* **

Editors Notes

Porterbrook Leasing Company Limited ("Porterbrook") is a leading player in the UK rail leasing market. Porterbrook has a rolling stock fleet of over 5,500 vehicles on lease or on order, which includes about 4,000 passenger vehicles. These are supplied under operating leases to 18 of the 25 train operating companies (TOCs) within the UK. The company also provides ongoing train and tram maintenance services. Porterbrook has been highly successful in winning new train orders since privatisation, with over £1.3 billion in new business won – investing in over 1,350 new passenger vehicles and 1,100 new freight locomotives and wagons, and in the refurbishment of much of its in-fleet equipment. In April 2000 the Porterbrook group of companies was acquired by Abbey National Treasury Services plc, part of Abbey National Group.

For information: Lydia Dufresne
Coordinator, Communications
(450) 441-8130

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER RECEIVES A $117-MILLION ORDER FOR A LIGHT RAIL TRANSIT SYSTEM IN TURKEY

Montréal, June 20, 2002 – A consortium comprised of Bombardier Transportation and engineering group Yapi Merkezi of Turkey has been awarded a contract by the Eskisehir Greater City Municipality to supply a 14.2-km light rail transit system, including one year of operations and maintenance support, for the City of Eskisehir, Turkey. Bombardier's share of the $187 million Cdn ($121 million US) project is valued at some $117 million Cdn ($76 US). Start of service is anticipated early in 2004.

Bombardier Transportation's facility in Västerås, Sweden, will be responsible for the design, supply and installation of the turnkey system, including power supply, communications, traffic light and switch control systems, as well as operations and maintenance. Bombardier will also supply 18 100% low-floor light rail vehicles, to be manufactured at its site in Vienna, Austria. The new tram for Eskisehir will be based on the proven technology of the Cityrunner street-tram, which is currently being supplied to the cities of Linz, Austria and Lodz, Poland. Yapi Merkezi will be responsible for construction of the double-track tramway, including the 24 stations/tram stops, depot building and yard. The network is designed to handle around 170,000 passengers per day.

Patrice Pelletier, President of Bombardier Transportation's Total Transit Systems division said, "The light rail system contract for the City of Eskisehir affirms the importance of the Turkish market for Bombardier Transportation." He added, "In the past, we were extremely pleased to have supplied transit systems to the cities of Istanbul, Ankara, Izmir and Adana, and now the Eskisehir award further demonstrates our ongoing relationship with the transportation authorities in Turkey."

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control systems.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

For information: Lydia Dufresne
Coordinator, Communications
(450) 441-8130

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER WINS $757-MILLION ORDER FOR ELECTROSTAR TRAINS IN THE UNITED KINGDOM

Montréal, June 21, 2002 - Bombardier Transportation has won a contract valued at $757 million Cdn (£330 million) from a UK train operator, Connex South Eastern. This order includes the manufacture of 228 additional Class 375 Electrostar electric cars valued at approximately $424 million Cdn (£185 million), complementing the previous Connex order for 210 cars (55 trains) progressively entering service with Connex South Eastern. The trains will be manufactured at Bombardier Transportation's production facility in Derby, UK and delivered as four-car units. Deliveries will commence October 2003, running through to December 2004.

The order also includes a 30-year maintenance agreement valued at $415 million Cdn (£181 million). All maintenance work will be carried out by a Joint Venture company between Bombardier Transportation and Connex, South East Trains Maintenance Limited (SETML). Bombardier's share of the maintenance contract, valued at approximately $333 million Cdn (£145 million) is for technical support and material supply. Connex will provide the workforce. Currently, plans are scheduled for the work to take place at Connex South Eastern's Ramsgate depot located in Kent.

The total number of Electrostars ordered to date in the UK is 1,434 cars, which includes 296 cars for c2c, 438 cars for Connex South Eastern and 700 cars for Govia's South Central franchise.

Rik Dobbelaere, President, Intercity Trains, Bombardier Transportation, said: "We are extremely pleased to have signed this contract for our proven Electrostar trains and we believe that the travelling public will be delighted with the quality of this fleet. Our Electrostar product is already proving very popular in the South of England and we are looking forward to the successful introduction of many more Electrostar fleets in the UK."

Andrew Lezala, President, Services, Bombardier Transportation, said " We are delighted to have secured this contract, enabling us to continue our close partnership with Connex over this long-term contract."

Bombardier has a major presence in the UK, employing close to 12,000 people across the country, of which 5,200 work for Bombardier Transportation. As well as manufacturing capability at the Derby and Wakefield sites, the company has refurbishment, maintenance and overhaul centres at Crewe, Central Rivers, Chart Leacon, Ilford, Croydon and 13 other locations throughout the UK.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control systems.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

* * *

PHOTO AVAILABLE VIA OUR WEBSITE

For information: Lydia Dufresne
Coordinator, Communications
Phone: 450-441-8130

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

English translation of a press release issued in Germany, in German only

BOMBARDIER INFORMS WORKERS' COUNCILS OF THE NEED TO REASSESS LEVEL OF ACTIVITY IN GERMANY

Berlin, July 18, 2002. - Following last week's announcement of Deutsche Bahn not to proceed for the time being with its investment program for additional regional trains (VT 612, ET425, Et 423 and Talent regional vehicles), Bombardier Transportation management met today with the economic committees of the general Workers' Councils of its operations in Germany to inform them of this situation and its consequences on the level of activity in Germany.

As a result, the orders forecasted by Deutsche Bahn in the German regional traffic segment are unlikely to materialize in the near future. Bombardier Transportation has therefore undertaken a process to evaluate the impact of this decision on the workload of its manufacturing network. Facilities located in Bautzen and Hennigsdorf mainly will be affected. The level of employment will be modified, although plant closures are not considered at this time.

"We are looking for the best way forward, given the new circumstances ", stated Peter Witt, Bombardier Transportation Chief Country Representative for Germany. "In addition to on-going discussions with customers, this includes reviewing the export market potential as well as opportunities for employees to transfer from one German plant to another ", he added.

At the meeting with the Workers' Councils, Bombardier Transportation indicated that the assessment is expected to be completed within the next few weeks, at which time management will be in a position to discuss specific plans.

Further information:

Ulrich Bieger
Tel.:++49 30 3832 1178
Mobile: ++49 172 421 54 25

http://www.transportation.bombardier.com

PRESS RELEASE

BOMBARDIER
TRANSPORTATION

BOMBARDIER HAS BEEN SELECTED FOR THE SUPPLY AND ASSOCIATED MAINTENANCE OF 180 SUBURBAN ELECTROSTARS WORTH $561 MILLION FOR CONNEX IN THE UK

Montréal, July 24, 2002: Bombardier Transportation has been awarded a contract valued at $561 million Cdn (£227million) for trains to be used by the UK train operator, Connex South Eastern. This order includes the manufacture of 180 Suburban Electrostar cars adapted to the South London operation, valued at approximately $326 million Cdn (£132 million), and a 30-year maintenance agreement valued at $235 million Cdn (£95 million).

The trains will be manufactured at Bombardier Transportation's production facility in Derby, UK and delivered as five-car units. Deliveries will commence July 2004 running through to December 2004. These additional units will mean that Connex will have enough carriages to ensure replacement of slam-door stock in line with government legislation.

All maintenance work will be carried out by a Joint Venture company between Bombardier Transportation and Connex, South Eastern Train Maintenance Limited (SETML). Bombardier's share of the maintenance contract is for technical support and material supply. Connex will provide the workforce. Currently, plans are scheduled for the work to take place at Connex' Slade Green depot in the South London area.

Rik Dobbelaere, President, Intercity Trains, Bombardier Transportation, said: "This Suburban Electrostar is an exciting step forward for inner suburban style operations around highly populated cities. Being based on our popular and proven Electrostar design, it will mean that from a safety and reliability point of view, the trains will enter service smoothly and to schedule."

This brings the total number of Electrostar derived products ordered by Connex to 618 cars. The initial contract was for 210 cars with a subsequent option taken for 228 cars. The new schedule adds a further 180 cars.

The total number of Electrostar derived products ordered to date in the UK is now 1,614 cars, which includes 296 cars for c2c, 618 cars for Connex South Eastern and 700 cars for Govia's South Central franchise.

Andrew Lezala, President, Services, Bombardier Transportation, said "We are delighted to have secured this contract, enabling us to continue our close partnership with Connex over this long-term contract."

Bombardier has a major presence in the UK, employing close to 12,000 people across the country, of which 5,200 work for Bombardier Transportation. As well as manufacturing capability at the Derby and Wakefield sites, Bombardier Transportation has refurbishment, maintenance and overhaul centres at Crewe, Central Rivers, Chart Leacon, Ilford, Croydon and 13 other locations throughout the UK.

Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger rail cars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion & controls and provides rail control systems.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

***

PHOTO AVAILABLE VIA OUR WEBSITE

For information: Lydia Dufresne
Coordinator, Communications
Phone: 450-441-8130

PRESS RELEASE

BOMBARDIER
RECREATIONAL PRODUCTS

BOMBARDIER HAS REACHED A SETTLEMENT WITH YAMAHA ON LITIGATION INVOLVING PERSONAL WATERCRAFT

Montréal, Québec, May 14, 2002 – Bombardier Inc. and Yamaha Motor Co., Ltd. today announced that they have reached a comprehensive settlement of their litigation involving personal watercraft. The settlement includes claims before the International Trade Commission and a separate lawsuit in the United States District Court for the Central District of California.

"The settlement will open the way for both companies to focus on what they do best, which is providing high quality, cutting-edge technology products for their customers," said Michel Baril, President and Chief Operating Officer of Bombardier Recreational Products. Bombardier sells personal watercraft under the Sea-Doo® brand-name and manufactures the vessels in Canada and in Illinois.

"Both companies have brought innovative technologies to the personal watercraft market and both have fought hard to defend and protect their respective interests in these disputes," said Mark Speaks, President of Yamaha's Watercraft group. Yamaha sells personal watercraft under the Yamaha* brand-name. Most of Yamaha's personal watercraft are manufactured in plants in Georgia and Tennessee.

The terms of the settlement are confidential.

®Trademark of Bombardier Inc. * Trademark of Yamaha Motor Co., Ltd.

For information: Geneviève Dion
Director, Communications and Public Relations
Telephone (450) 461-7706
genevieve.dion@recreation.bombardier.com

http://www.recreation.bombardier.com